

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

<u>Via Email</u>
Greg McCann
Chairman
MOKO Social Medial Limited
200 Park Avenue South, Suite 1301
New York, New York 10003

> **Re: MOKO Social Medial Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted March 3, 2014**
> **CIK No. 0001496371**

Dear Mr. McCann:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your amendments without price ranges. Since the price range you select
        will affect disclosure in several sections of the filing, we will need sufficient time to
        process your amendments once a price range is included and the material information
        now appearing blank throughout the document has been provided. The effect of the price
        range on disclosure throughout the document may cause us to raise issues on areas not
        previously commented on.

3.   We will review your application for confidential treatment for portions of Exhibits 10.2
        and 10.3 and will provide comments, if any, separately. Be advised that any such
        comments will need to be resolved prior to the effective date of the registration statement.

4.   Please supplementally provide us with copies of any graphical materials or artwork you
        intend to use in your prospectus. Upon review of these materials, we may have further
        comments. Please refer to Question 101.02 of our Compliance and Disclosure
        Interpretations relating to Securities Act Forms available on our website.

5.   With respect to all third-party statements in your prospectus, such as from eMarketer and
        Mobilewalla, please provide us with the relevant portion of the industry research reports
        you cite. To expedite our review, please clearly mark each source to highlight the
        applicable portion of the section containing the statistic, and cross-reference it to the
        appropriate location in your prospectus. Also, please tell us whether any of the reports
        were prepared for you or in connection with the offering.

Registration Statement Facing Sheet

6.   You indicate that the securities in this prospectus are being offered on a delayed or
        continuous basis and you have included the undertaking relating to a Rule 415 offering.
        Please tell us when the underwriter's warrants will initially be exercisable and the
        procedures you plan to follow to amend or supplement the prospectus so that a current
        prospectus is available at the time of the resales of the shares underlying the warrants.

7.   Footnote 6 of the registration fee table on the cover page indicates that no fee is required
        for the ordinary shares underlying the underwriter's warrants pursuant to Securities Act
        Rule 457(g). It appears that the registration fee should be calculated based on the
        exercise price of the warrants if the offering price cannot be determined at the time of the
        filing of the registration statement. Please explain how you concluded that no fee is
        required.

Table of Contents, page i

8.   Please move the last paragraph on page i and the section on page ii relating to the
        conventions which apply to the prospectus to a place after your risk factors section.
        Please refer to Rule 421(d) of Regulation C for further guidance.

9.   We note your statement that some of the information in the prospectus is based on industry publications by third parties that are reliable but you "do not make any representation as to the accuracy of the information." Please note that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Conventions Which Apply To This Prospectus, page ii

10.   You state in the last paragraph on page ii that this "prospectus covers the resale of securities acquirable upon exercise of the warrants" that you have agreed to issue to Northland Capital Markets in connection with this offering. Please confirm your understanding and revise to indicate that the resale of the shares underlying the warrants will occur by means of a then-current prospectus.

Prospectus Summary, page 1

11.   Please revise this section to consistently discuss the status of your current business. The first paragraph implies that you have developed and provided mobile social platforms used by large, organized groups, but the text elsewhere suggests you are developing three platforms, none of which have been commercially launched. Clearly and prominently disclose, if true, that you have not generated any revenue from the business activities you intend to pursue. Discuss concisely the business operations from which you have historically derived revenue. We note that substantially all of your revenue to date has been derived from the provision of mobile content products and services from businesses you no longer operate and which historically incurred net losses. Clarify the nature and significance of your planned introduction of the REC*IT platform to more than 600 colleges before August 2014. Similarly, distinguish what has been accomplished with respect to RunHaven and Blue Street Review from your aspirational goals. Do not express your business plans as events that will occur. In your Business and Management's Discussion section, elaborate on the steps that must be taken to develop each of your three intended platforms and explain what must be accomplished for each of the planned platforms to ultimately generate revenues. In the absence of a developed product or launched platforms, please refer to "proposed products" and "proposed social platforms" throughout your filing, as applicable.

12.   Please revise the prospectus summary to include a brief business description of each of your current operating segments which you describe as "continuing operations" in the notes to the financial statements. Explain the activities of your "legacy operations" and how you generated $5.52 million and $3.72 million during the year ended June 30, 2013 and the six months ended December 31, 2013, respectively. Also, consider revising the prospectus summary to provide a brief description of the product development and commercialization agreements in this section and providing a cross-reference to the more detailed disclosure on pages 51-53.

13.   Please include in this section a description of the acquisition of Deals I Love (Australia) Pty Ltd and the nature of the business activities of this subsidiary. This subsidiary contributed over 72% of the total revenue for the six months ended December 31, 2013 and its business activities appear to warrant discussion in the summary. Provide a cross-reference to a more detailed discussion in the Management's Discussion and Analysis where you should address any expected revenue fluctuations or material uncertainties regarding the company, including but not limited to Deals I Love. Please also expand your disclosure to discuss the material terms of the option to acquire the remaining 49% of Deals I Love, including whether the minority interest is held by an affiliate, and any limitations or restrictions on the loan by the company to Deals I Love.

14.   Please consider providing a summary of your most significant risk factors in the prospectus summary. For example, it appears that you should discuss that your business is "highly dependent" on the development of REC*IT platform which is currently in beta testing and that you do not currently have a product to commercialize. You should also disclose your need for additional capital.

Risk Factors, page 8

15.   Please add a prominent risk factor that discusses the uncertainty and risk that the proposed platforms, even if developed and launched, may not develop the number of users or subscribers sufficient enough to attract advertisers necessary to develop your business.

As a foreign private issuer, we are permitted to, and will…, page 16

16.   Please ensure that you have included all the referenced corporate governance practices included under "Exemptions from Certain NASDAQ Corporate Governance Rules, page 77" and ensure that your disclosure under that heading includes all the practices mentioned in this risk factor.

Use of Proceeds, page 24

17.   To the extent known, please provide more detail regarding the plans for which the net proceeds in this offering is intended to be used. Consider disclosing the amount of proceeds that you intend to use for hiring additional technology staff, sales and marketing associates, and the purchase or lease of additional technology infrastructure such as servers. Tell us, with a view toward disclosure, whether you intend to use any of the proceeds to acquire new companies. In this regard, we note your disclosure on page 11 that your business strategy contemplates additional acquisitions. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans. See Item 3.C of Form 20-F.

Dilution, page 28

18.   Please confirm that the value of the total consideration and the average price per share paid by existing stockholders will reflect the effective cash cost to your officers, directors, promoters and affiliated persons in their acquisition of your common equity during the past five years. Refer to Item 506 of Regulation S-K. It appears that the information regarding existing shareholders is known and may not be excluded in reliance upon Rule 430A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

19.   Include a meaningful and appropriately detailed discussion of the results of operations reported in the financial statements. We note that your discussion primarily focuses on the new business plans of the company to provide mobile social community platforms. Provide a description of the activities of each of the "four main business lines and revenue streams" that you identify on page 33 and explain how you generated the advertising and content revenues in 2013. Revise to discuss the extent to which the known plans, trends or conditions will cause the future operations to vary from those of the historical periods.

20.   You disclose that monetization historically occurred via user subscription models connecting MOKO's billing platform with the billing capabilities of your telephony or billing aggregator partners. Please revise to clarify whether this monetization and revenue stream is reflected as continuing operations in the historical financial statements or if it is the discontinued operations. If it is the discontinued operations, please briefly discuss here what is reflected as continuing operations in the periods presented and how that will change going forward. We refer you to Section III.B of SEC Release No. 33-8350.

21.   Also revise to discuss briefly the e-commerce business of Deals I Love (Australia) Pty Limited, how it contributed to the business in the six months ended December 31, 2013 and what you mean when you say you will "eventually pivot the business into a deal aggregator" as noted on page 34.

Corporate History and Operating Segment Evolution, page 33

22.   Please provide support for your statement that the estimated addressable audience for the REC*IT platform is approximately 10 million students based on the student populations at certain colleges and universities. Even if the total student population is 10 million at all such colleges and universities, provide the basis for your belief that all of the students will become users of your platform. Ensure that your description of REC*IT in this section clearly states that it is still in beta testing and has not yet been commercialized. Finally, tell us whether the agreements with American Intramural Sports Group LLC and

IMLeagues LLC described on page 34 are the same agreements described on pages 51-53. We note that the dates of the agreements described in the two sections of the prospectus are not consistent.

23. You disclose that you made several acquisitions in fiscal years 2013 and 2012. Please expand these disclosures to explain how you generated revenue for the periods presented including the nature of sales, contracts, key terms, types of customers, number of customers, etc., in order to provide investors with a better understanding of the operations of your business in the historical periods. We refer you to Section III.B of SEC Release No. 33-8350.

24. Please clarify that, if true, no revenue has been generated from your agreements related to American Intramural Sports Group LLC, RunHaven and Mr. Jimmy Williams, or the resulting technology.

25. You disclose that the strategic focus on customized mobile social advertising projects and the recently discontinued operations reduces revenue being generated and necessitates development expenditure in advance of commercialization and the realization of new revenue and cash flow. Please revise to clearly state your expectations of generating revenue in future periods from historical revenue streams, when you expect to begin generating revenue from the customized mobile social advertising projects as well as your expectations on future profitability. We refer you to Section III.B of SEC Release No. 33-8350.

Factors Affecting Comparability of Our Historical Results, page 34

26. We note your disclosure regarding certain divested businesses. You state that you divested the Paper Tree Limited group of entities on April 29, 2013 and the net assets and financial results of which are reported as discontinued operations for all periods presented. Please clarify here whether these are the same entities as the Antiphony Management Holdings Group (AMH), the sale of which as you disclose on page F-52 also occurred on April 29, 2013. If these are the same entities and same transaction please clarify that throughout the filing. If they are not, please revise your disclosure here to also discuss the discontinuation of AMH and provide the appropriate additional disclosures in the Notes to the Financial Statements, required by IFRS 5, discussing the discontinuation of Paper Tree Limited group.

27.   Based on these disclosures it appears to us that OfferMobi is the only business that operated in fiscal year 2013 and that has continuing operations subsequent to fiscal 2013. Please tell us if this is true and if so revise and expand these disclosures to make this clear, stating how much revenue OfferMobi generated in 2013. Further, to the extent that the nature of OfferMobi's operations will change, discuss those changes in detail and quantify the impact on future revenue so it is clear to investors the difference between the operations as reported and those going forward. We refer you to Section III.B of SEC Release No. 33-8350.

Results of Operations

Comparison of Twelve Months Ended June 30, 2013 to Twelve Months Ended June 30, 2012 for continuing operations

Revenue, page 36

28.   You disclose that fiscal 2013 revenue from continuing operations represented by mobile social and two additional operating segments of mobile advertising and mobile content was a result of acquisitions. Please revise to clearly state which acquisitions you are referring to, which of those were subsequently disposed, and those under which the pre-acquisition revenue streams will not be pursued going forward, as well as the impact those changes will have on revenue in the future. See Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

29.   Please provide a more detailed narrative discussion regarding the underlying internal or external business events and developments that had an impact on the company's financial results. For example, discuss the "natural aging in product lifecycle" that you reference on page 36. As a further example, discuss the underlying events that results in fewer users spending less in 2012 resulting in the decline of Mobile Social revenue and provide quantification of these factors. In this respect, disclose the number of users for each of the periods discussed and the amount of expenditure by those users. We refer you to III.D of SEC Release No. 33-6835.

Liquidity, Financial Position, and Capital Resources, page 41

30.   You state that the expected proceeds from this offering combined with the existing cash and cash equivalents are expected to provide sufficient working capital for MOKO to execute your Customised Mobile Social Advertising strategy. You also state that the strategic focus on Customised Mobile Social Advertising projects "necessitate development expenditure in advance of commercialization and the realization of new revenue and cash inflows." Please clarify the amount needed to continue operations for the next 12 months and state the minimum period of time that you will be able to conduct planned operations using currently available capital resources, if less than 12 months. Revise your risk factor on page 13 to disclose the additional capital that you will need.

31.   Please revise to discuss the material terms of the proposed placement of 38.1 million ordinary shares for $8 million that you announced on February 21, 2014. Explain whether shareholder approval has been received or when you expect the transaction to be submitted for a vote. As applicable, discuss the potential consequences to the company if shareholder approval is not obtained.

Business, page 47

32.   We note your disclosure on page 51 that your services are hosted at Rackspace datacenters using a hybrid of cloud and dedicated servers. Please tell us what consideration you have given to addressing the risks associated with these data centers. Also tell us what consideration you have given to including a description of any agreements with Rackspace and filing those agreements as exhibits to this registration statement pursuant to Item 601(b)(10) of Regulation S-K. As part of your response, tell us whether you believe that you are substantially dependent upon any agreements with Rackspace or other data center providers.

33.   Please discuss the current status of the development of the platforms for RunHaven and Blue Street Review. We note that you anticipate that beta testing will be completed for REC*IT by the end of the first quarter of 2014, but it is unclear if you have commenced development of the platforms for RunHaven and Blue Street Review and the current expectations for the timing of the completion of the development of these platforms.

34.   Clearly disclose, if true, that you have not generated any revenue from the business activities you intend to pursue. Please provide a description of each of your four operating segments – Mobile Social, Mobile Advertising, Mobile Content, and Mobile Commerce. Discuss the extent to which the business operations of each of these segments will continue as you develop your mobile social community platform business.

35.   Please describe the operations of your two subsidiaries, MOKO.Mobi, Inc. and Deals I Love (Australia) Pty Ltd.

Sales, Marketing and Key Customers, page 51

36.   Please revise the descriptions of the agreements on pages 51-54 to discuss the material terms of any revenue sharing arrangements with each of your partners. We note from your disclosure that AISG will receive a revenue share from the advertising revenues, but it is unclear whether you have similar arrangements with IML, Gail Hughes (RunHaven) and Jimmy Williams (Blue Street Review).

Principal Shareholders, page 70

37.   Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Description of Shares and Governing Documents, page 71

38.   Please revise your disclosure as follows:

- Include a comparison of the laws of the United States and Australian laws as per Item 10.B.9 of Form 20-F;

- Discuss whether or the extent that shareholders may submit matters to be voted upon at shareholders meetings; and

- Your discussion under this heading should be materially complete. Therefore, to the extent practicable, please limit your use of the term "subject to" because often implies additional rights, privileges, regulations, or restrictions that are not explained in your descriptions. Please revise as necessary to ensure you have adequately discussed the information required by Items 10.A and 10.B of Form 20-F.

Description of American Depositary Shares, page 78

39.   Please revise this section throughout as necessary to make it specific to the agreement with your depositary. We note, for example, the following:

- Your disclosure under "Dividends and Other Distributions, page 78" should make clear the effect of a redemption, forfeiture or transfer of shares on the amounts held;

- Your disclosure under "Voting Rights, page 80" should include discussion of the discretionary proxy that may be given by the depositary as disclosed in the risk "You may not have the same voting, page 20"; and

- Your discussion under "Pre-release of ADSs, page 83" should make clear the "limit" on the amount of ADSs that may be outstanding as a result of pre-release transactions. It should also make clear how and to what extent the depositary may disregard the limit you have set for the amount of ADSs that may be outstanding at any time.

Taxation, page 85

40.   Please tell us why you have not included a discussion of Australian taxes or provided tax opinions as per Item 610(b)(8) of Regulation S-K. Additionally, please make clear the terms of the U.S. Australia Tax Treaty.

Underwriting, page 92

41.   You disclose on page 94 that the restrictions in the lock-up agreements may be waived at any time at the discretion of the underwriter. Please clarify how this statement is consistent with FINRA Rule 5131's requirement that the lead book-running manager must notify both the issuer and announce the impending release of the lock-up restrictions through a major news source.

42.   You state that you granted AISG the right to purchase up to $500,000 of your securities in connection with your listing on the NASDAQ Stock Market and that the underwriter intends to sell ordinary shares in the form of ADSs being offered by this prospectus to satisfy the obligation if AISG exercises the right. Please tell us when you offered AISG the right to purchase the securities and discuss the circumstances that led to this offer.

Notes to the Financial Statements

Note 1: Significant accounting policies

Reporting entity, page F-7

43.   You disclose that you are involved in delivering mobile social networking service to global consumers. Please revise and expand this disclosure to briefly explain what these services were and how significant each was to the business in the periods presented.

Revenue and other income, page F-10

44.   Please expand these disclosures to explain how you generated revenue in the periods presented, who your customers are, the general terms of arrangements, defining the terms "carriers" and "aggregators".

Note 12: Intangibles, page F-31

45.   You disclose on page F-32 that the goodwill acquired in the OfferMobi acquisition is deemed recoverable and no impairment expense has been recognized. Please tell us how you considered the re-assessment of OfferMobi's expected first and second years' earn-outs, which occurred within a year of the acquisition and significantly reduced the total consideration given, as it would appear to us that this would suggest the goodwill is impaired.

Note 13: Business Combinations

Acquisition of OfferMobi, page F-32

46.   Please revise to clarify the purpose of this acquisition and to better explain how the pre-acquisition revenue channels of OfferMobi will be utilized going forward in order to better enable investors to evaluate the nature and financial effect of the business combination. We refer you to paragraphs 59-60 of IFRS 3.

47.   We note you re-assessed the deferred consideration liability, reduced it from the recognized value at acquisition by $949,142, and recorded such amount as a gain in the statement of profit or loss and other comprehensive income. Please tell us how you considered whether such reduction occurred in the measurement period, consistent with the guidance in paragraphs 45-49 of IFRS 3, and should have been reflected in an adjustment to the value of assets acquired and/or the liabilities assumed on the date acquired.

Note 33: Discontinued Operations, page F-52

48.   We note on page F-53 you state the loss on disposal before income tax expense was $761,020, however, on page F-54 the loss on disposal before income tax is stated as $966,117. Please explain this inconsistency or revise your disclosure appropriately.

Notes to the Financial Statement for the Half Year Ended 31 December 2013

Note 1: Basis of Presentation, page F-59

49.   You disclose that the principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. However, we note that you acquired Deals I Love (Australia) Pty Limited on July 1, 2013, which generated over $2.7 million in revenue for the half year ended December 31, 2013. This appears to be significant to the company's operations during the period, yet there is no disclosure regarding how you account for such revenue. Please revise your accounting policy disclosures to address how you account for revenue recognized by Deals I Love (Australia) Pty Limited.

Note 2: Segment Information, F-60

50.   You state on page 34 that subsequent to June 30, 2013 the mobile social assets of m-Buzzy were divested and on page F-50 you disclose the business assets were sold on August 24, 2013. It appears that m-Buzzy was the only operations in the mobile social segment and therefore a separate major line of your business. Please tell us how you considered presenting these operations as discontinued as a result of the sale, including the required disclosures related to the disposal and re-presenting the results and cash flows of the m-Buzzy as discontinued operations for all periods presented, including

fiscal years ended June 30, 2013 and 2012, as a result of this disposal. We refer you to paragraphs 3-42 of IFRS 5.

Note 4: Business combinations

Deals I Love (Australia) Pty Limited, page F-63

51.   Please expand these disclosures to briefly explain how this entity generates revenue.

Undertakings, page II-2

52.   Please tell us why you included the undertakings in paragraphs (7) and (8) which do not appear to be applicable to this registration statement.

Exhibits

53.   Please tell us whether you intend to file your agreements with Jimmy Williams relating to Blue Street Review and with Gail Hughes relating to RunHaven.

54.   Please tell us whether you intend to file the asset purchase agreement for OfferMobi and the acquisition agreement for a controlling share interest in Deals I Love (Australia) Pty Limited.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
       Mitchell S. Nussbaum, Esq.
       Loeb & Loeb LLP